1-13896

P.E. 1/30/02

02012636

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended January 30, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).

As of January 30, 2002

Set forth below is the initial response by Elan Corporation, plc to the article "Research Partnerships Give Irish Drug Maker Rosy Financial Glow", by Jesse Eisinger, which appeared in The Wall Street Journal at page A1 on January 30, 2002. References in the response to paragraph numbers correspond sequentially to the paragraphs in the article.

Wall Street Journal Article Initial Response.

Elan Corporation, plc spent considerable time with The Wall Street Journal at a macro level. The Wall Street Journal is implying that Elan's revenue growth has arisen from business ventures and other such sources. Mr. Eisinger also questions our business venture strategy. This is one sided and ignores the growth in our pharmaceutical business.

Elan's total revenues since 1998 are up $1,000 million. Contract revenues increased by $70 million over this period. Thus, virtually all of the revenue growth in recent years is from our pharmaceutical business. The Wall Street Journal has not mentioned the strong growth in the marketed products, new product launches, and the corporate and product acquisitions in the period.

Elan will give guidance on SAB101 on the fourth quarter conference call.

The business venture strategy is really only of historical interest and has been comprehensively discussed and disclosed before. No new ventures have been entered into since mid-2001. The SEC reviewed the accounting comprehensively in 1999.

In total, Elan has 55 business ventures covering the development of 53 compounds. Of the total compounds under development, 3 are in phase III, 16 are in phase II and 8 are in phase I. There are 26 compounds in pre-clinical development. We estimate the total R&D spend by our partners on the products under development is in excess of $300 million over the period 1999-2001, of which Elan has expensed its share of approximately $60 million in its income statement.

Other companies have also recognised the value of our joint venture partners, most recently Eli Lilly and Amgen with Isis; GlaxoSmithKline with INEX; Pfizer with Athersys; Sanofi Synthelabo with Atrix; Abbott with Idun.

Paragraph 1

- Most people would believe Elan is known for its commitment to marketing and research into neurological and pain therapies (e.g., Antegren and Alzheimer's' disease and its drug delivery technologies).

Paragraph 2

- Elan accounts for its share of losses of the business ventures on its income statement.

- Consistent with US GAAP this is charged to non-operating costs.

- Elan, consistent with other drug delivery companies, receives payments in respect of the licensing of drug delivery technologies that it has developed. This revenue is deferred and amortised to the income statement over the research and development period consistent with SAB 101.

- These business ventures are subsidiaries of biotechnology companies, each of which has other R&D activities not contained within the venture. Consistent with 90% of companies in the biotechnology industry, these companies are focused on R&D efforts rather than the marketing of products.

Paragraph 3

- The form of consideration for these licenses is cash.

- The investments that Elan makes at the time of forming the venture are carried at cost less provision for any impairment in accordance with US GAAP.

- Elan's investment portfolio is reviewed internally on a quarterly basis, and by investment banks twice yearly.

- The most recent valuation was of December 31, 2001 by an investment bank. No charge is required as a result of this review. The investment portfolio is performing well and in the money by approximately $300 million.

- The portfolio is composed of approximately 50% public companies and approximately 50% private companies. Thus, the valuation of the portfolio can easily be accurately ascertained by reference to quoted prices in many cases. In private companies, reference is generally made to recent private placements taking into account events since the date of placement.

Paragraph 5

- Any correlation between Elan and Enron is without foundation. Elan is highly solvent with $2 billion in cash, and all its debt is disclosed on its balance sheet. Elan's debt is primarily long dated (due after 2004).

- Elan's growth over 1998-2001 has been primarily driven by growth in our pharmaceutical business. The amortisation of business venture license fees is recorded in contract revenue. Comparing analyst estimates of 2001 out-turn with 1998, only 5.2% of growth in overall revenue is derived from contract revenue.

Paragraph 6

Incara

- Elan confirms that it invested $16.0 million in Incara. Elan invested $2.9 million in the Incara business venture.
- Elan received a license fee of $15 million, which it deferred and is amortising over the research and development term.
- All of the above amounts were paid. Cash was transferred by wire transfer as provided for under the contract.
- Elan notes that each of its other business ventures shows the movement in cash and we are not aware of why Incara would have disclosed the cash movement differently.
- The product under development, for ulcerative colitis, by the business venture is in Phase III clinical testing in 34 medical centres. The product complements Antegren, which is under development for Crohn's disease.

Also see "Paragraph 3" above.

Generex

- Generex has announced that the product under development by the business venture has COMPLETED Phase I clinical trials
- The license fee received is amortised over the three year period of the research and development activity and in accordance with SAB 101. It was not recognised up-front.
- The financial terms of this transaction are consistent with Elan's customary terms of business.
- It is misleading to imply that the business ventures do not have significant on-going R&D activities. In total, Elan has 55 business ventures covering the development of 53 compounds. Of the total compounds under development, 3 are in phase III, 16 are in phase II and 8 in phase I. There are 26 compounds in pre-clinical development. We estimate the total R&D spend by our partners on the products under development is in excess of $300 million over the period 1999-2001, of which Elan has expensed its share of approximately $60 million in its income statement.

Paragraph 7

- It is untrue to say that the business ventures have no funding. The contractual arrangements provide for subsequent funding by both Elan (15-19% of funding) and the partner company (80-85% of funding).

- Elan has advanced loans of approximately $60 million to the business ventures since 1999. All of these amounts have been expensed in Elan's income statement. The parent provides the other 80-85% of funding.

Research Revenue

- Elan received research revenue in the amount of $15.4 million in 2000 and $8.8 million in 1999. The margin on this is minimal.

Paragraph 8

- Elan will provide full information on its product rationalisation strategy in its fourth quarter conference call.

Paragraph 9

- The SEC reviewed Elan's accounting comprehensively in 1999 as part of the regular review process. The net outcome of this review was a minor restatement of 1997 EPS by 2 cents with no amendment to 1998 or 1999 results. Lynn Turner was Chief Accountant of the SEC at this time. These matters were also comprehensively discussed with investors and media in 1999.

Paragraph 11

- Elan's growth over 1998-2001 has been primarily driven by growth in our pharmaceutical business. The amortisation of business venture license fees is recorded in contract revenue.

- Comparing analyst estimates of 2001 out-turn with 1998, only 5.2% of growth in overall revenue is derived from contract revenue.

Paragraph 14

- The business venture is a subsidiary of the partner company. The business venture company owns the underlying value, the intellectual property/product. The business venture has the full infrastructure, employees etc. of the partner company at its disposal. Elan generally has an option to market the resulting product(s) from the business venture.

Paragraphs 15-21

- See "Paragraph 6" above.

Paragraph 22

- Pursuant to SAB 101, Elan no longer records fees as received, offsetting this Elan amortises previously received fees. These factors have a net neutral impact on revenue and do not make contract revenue growth look better - see "Paragraph 11" above on revenue growth.

As of January 30, 2002

Paragraphs 23-27

- We estimate the total R&D spend by our partners on the products under development in excess of $300 million over the period 1999-2001, of which Elan has expensed its share of approximately $60 million in its income statement. This is recorded in non-operating expense consistent with US GAAP.

Paragraph 28

- Shane Cooke was never a partner in KPMG. He left KPMG over 12 years ago when he had just attained manager level. Elan's senior management group has approximately 25 persons of whom 3 once worked with KPMG.

Paragraphs 29-30

- Insmed acquired Celtrix. Insmed has different R&D priorities and hence the original programme with Celtrix was terminated. Elan, therefore, wrote–off the investment in the business venture even though the parties are still discussing alternative programmes.

Paragraphs 31-34

- The major product disposals were the subject of distribution and royalty arrangements with future revenue flows to Elan. This accounting policy is commonly used in the industry.

Paragraphs 35-37

- The market for products with revenue in the range of $5m - $25m are by necessity smaller companies. Amarin is a NASDAQ quoted company with a market capitalisation of in excess of $200m. It has cash of over $30m and is expected to have turnover of in excess of $70 million in 2001. All the details of the Amarin transaction were disclosed.

- Elan equity accounts for Amarin. Amarin will be disclosed as a related party in our 2001 20-F given the transaction that occurred in 2001.

- Any directors connected with Elan recuse themselves from any matters relating to Amarin/Elan. Additionally, there is a majority of independent directors on the board.

Paragraph 38

- Regarding the sale of Midrin to Womens First Health, we note that this represented a good investment opportunity and their stock price has increased by approximately 40% since the date of the investment.

As of January 30, 2002

Paragraph 39

- This is incorrect. There is no Elan executive currently on Xcel's board. It is proposed that one may join. The "former" executive is Mike Borer. Mike was CFO of Dura. Elan acquired Dura in November 2000. Mike left in early 2001.

Paragraph 40

- Rationalisations will be comprehensively dealt with in our conference call for Q4 2001 earnings.

Paragraphs 41-42

- With respect to IPR&D and Axogen/Neuralab, the SEC reviewed Elan's accounting comprehensively in 1999 as part of the regular review process. The net outcome of this review was a minor restatement of 1997 EPS by 2 cents with no amendment to 1998 or 1999 results.

JOINT VENTURES:

Total business ventures	55	
Products under development	52	
Stage of clinical development	3	Phase III
	15	Phase II
	8	Phase I
	26	Pre-clinical

R&D spend in JV's 1999 - 2001: approximately $300 million, of which approximately $150 million was spent in 2001.

Elan's share expensed is approximately $60 million.

Value of investments

quoted	$950 million
unquoted	$950 million

Investments carried at cost.

Year end valuation at cost or market price (if lower).

Year end excess + $300 million.

No new joint ventures in last six months.

FOCUS BRANDS PERFORMANCE:

Growth expected to exceed 70% in 2001 versus 2000 for top 9 US marketed pharmaceutical products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: January 30, 2002